RPC Incorporated, 2170 Piedmont Road NE., Atlanta, GA  30324    Telephone:  (404) 321-2140    Facsimile:  (404) 321-5483

VIA EDGAR

January 11, 2011

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:          RPC, Inc.
Form 10-K for Fiscal Year ended December 31, 2009
File No. 001-08726
Your comment letter dated December 23, 2010

Dear Mr. Schwall:

Below are our responses to the comments raised in the above referenced letter.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth our response thereto.

Form 10-K for the year ended December 31, 2009

Business, page 2

1.
We note your response to comment two in our letter dated September 1, 2010.  Please disclose the information you provided us in your response, regarding the allocation of liability and related indemnification obligations set forth in your customer contracts, in your future filings.  With respect to your insurance coverage, please disclose the applicable policy limits and deductibles.  Alternatively, tell us why you believe such information need not be disclosed.

We confirm that we will disclose the information provided in our response dated September 16, 2010 regarding the allocation of liability and related indemnification obligations set forth in our customer contracts in our future filings. We believe that disclosure of information about the policy limits and deductibles for our insurance coverage in place for accidental environmental claims is not required.  Our current disclosure provides our qualitative evaluation of the scope and amount of our insurance and associated risks in maintaining that coverage and in evaluating the adequacy of such coverage.  Specific disclosure of policy limits and deductibles for that insurance coverage will not, we believe, materially aid investors in their investment decisions and is not material information.  Specifically, we do not believe there is a substantial likelihood that a reasonable investor would view this additional information as important in making an investment decision.  In that regard, we note that we have not disclosed and are not required to disclose any legal proceedings the evaluation of which is impacted by additional specific disclosures on our insurance coverage.  In addition, we are not aware of any event that creates a reasonable likelihood of a material effect on our results of operations or financial condition.  There is no independent legal requirement under Form 10-K for disclosure of this specific information.

Executive Compensation, page 60 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed on March 24, 2010

2.
We note your response to comment eight in our letter dated September 1, 2010.  In particular, we note that you provided us with the company’s definition of the target corporate performance goal, return on invested capital, by a letter which was faxed to us on a supplemental basis.  You did not address why public disclosure would result in competitive harm such that the ROIC definition could be excluded from your future filings under Instruction 4 to Item 402(b) of Regulation S-K.  Please disclose the company’s ROIC definition in future filings, in addition to the related information which you agreed to disclose.

We confirm that we will disclose RPC’s ROIC definition in future filings, in addition to the related information which we agreed to disclose.

3.
We note your response to comment nine in our letter dated September 1, 2010.  Please provide us with a sample of the disclosure you intend to use, as we requested in comment five.  Your sample disclosure should discuss, for each of the four named executive officers who received restricted stock awards under your Stock Incentive Plan, the specific aspects of the individual’s performance considered by the compensation committee in its evaluation and determination of the award amount.

In future proxy filings, we will include the following disclosure under the Stock Base Incentive Plans section of the CD&A:

The amount of the aggregate stock based awards to our executive officers in any given year is influenced by the Company’s overall performance.  The amount of each grant to our executive officers is influenced in part by the Committee’s subjective assessment of each individual’s respective contributions to achievement of the Company’s long-term goals and objectives.  In evaluating individual performance for these purposes, the Committee considers the overall contributions of executive management as a group and the Committee’s subjective assessment of each individual’s relative contribution to that performance rather than specific aspects of each individual’s performance over a short-term period.

Please direct any further comments or questions to me at (404) 321-2149.

Sincerely,

/s/ Ben M. Palmer
Ben M. Palmer
RPC, Inc.
Chief Financial Officer
(Principal Financial and Accounting Officer).

cc:            Mr. Richard A Hubbell
     Mr. Stephen D. Fox, ARNALL GOLDEN GREGORY LLP